UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Argon ST, Inc.
(Name of Subject Company)

Vortex Merger Sub, Inc.
(Offeror)
a wholly owned subsidiary of
The Boeing Company
(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

040149106
(CUSIP Number of Class of Securities)

Michael F. Lohr
Vice President, Corporate Secretary and Assistant General Counsel
The Boeing Company
100 N. Riverside Plaza
Chicago, IL 60606-1596
(312) 544-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

R. Scott Falk, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
Telephone: (312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$882,370,033.50	$62,912.99

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $34.50 per share by 25,575,943 shares of Argon ST, Inc. common stock, which is the sum of (a) 22,076,636 shares of common stock outstanding (including 75,321 unvested restricted shares), (b) 3,359,932 shares of common stock authorized and reserved for issuance under equity incentive plans (including options to purchase 1,635,720 shares of common stock and restricted stock units with respect to 406,233 shares of common stock) and (c) 139,375 outstanding cash-settled stock appreciation rights linked to the value of shares of common stock.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.00007130.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ Third-party offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transactions subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) is filed by (i) Vortex Merger Sub, Inc., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of The Boeing Company, a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Argon ST, Inc., a Delaware corporation (“Argon”), at a purchase price of $34.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 8, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

References to specific sections of the Offer to Purchase herein refer to the numbered sections under the heading “The Tender Offer,” except for references to the “Summary Term Sheet” and “Introduction” headings.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Argon ST, Inc., a Delaware corporation. Argon’s principal executive offices are located at 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia 22033, and its telephone number is (703) 322-0881.

(b) This Schedule TO relates to the Offer by the Purchaser to purchase all of the Shares at a purchase price of $34.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. Argon has advised Parent and the Purchaser that, as of the close of business on July 6, 2010, there were (i) 22,076,636 Shares outstanding (including 75,321 unvested restricted shares), (ii) 3,359,932 Shares authorized and reserved for issuance under equity incentive plans (including options to purchase 1,635,720 Shares and restricted stock units with respect to 406,233 Shares) and (iii) 139,375 outstanding cash-settled stock appreciation rights linked to the value of Shares.

(c) Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain United States Federal Income Tax Consequences,” “Certain Effects of the Offer” and “Certain Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(iv) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Certain United States Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with Argon,” and “Purpose of the Offer; Plans for Argon” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Summary Term Sheet,” “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Argon,” “Purpose of the Offer; Plans for Argon” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3)-(c)(7) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Summary Term Sheet,” “Price Range of the Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for Argon,” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “The Merger Agreement; Other Agreements” and “Certain Conditions of the Offer” is incorporated herein by reference.

(b), (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Argon,” “Purpose of the Offer; Plans for Argon” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Argon,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated July 8, 2010
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on July 8, 2010
(a)(1)(G)	Press Release, dated June 30, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Vortex Merger Sub, Inc. with the Securities and Exchange Commission on June 30, 2010)
(a)(1)(H)	Press Release issued by Argon ST, Inc. on June 30, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Argon ST, Inc. with the Securities and Exchange Commission on June 30, 2010)
(a)(1)(I)	Presentation to Argon employees (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Argon ST, Inc. with the Securities and Exchange Commission on June 30, 2010)
(a)(1)(J)	Press Release, dated July 8, 2010, announcing the commencement of the Offer
(a)(1)(K)	Complaint filed in the United States District Court for the Eastern District of Virginia, captioned Sullivan v. Argon ST, Inc., et al. (incorporated by reference to Exhibit (a)(15) to the Schedule 14D-9 filed by Argon ST, Inc. with the Securities and Exchange Commission on July 8, 2010)
(d)(1)	Agreement and Plan of Merger, dated as of June 30, 2010, among The Boeing Company, Vortex Merger Sub, Inc. and Argon ST, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Argon ST, Inc. with the Securities and Exchange Commission on June 30, 2010)
(d)(2)	Tender and Voting Agreement, dated as of June 30, 2010, by and among The Boeing Company, Vortex Merger Sub, Inc. and Terry L. Collins (and certain affiliates) (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Argon ST, Inc. with the Securities and Exchange Commission on June 30, 2010)
(d)(3)	Tender and Voting Agreement, dated as of June 30, 2010, by and among The Boeing Company, Vortex Merger Sub, Inc. and Victor F. Sellier (and certain affiliates) (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Argon ST, Inc. with the Securities and Exchange Commission on July 8, 2010)
(d)(4)	Tender and Voting Agreement, dated as of June 30, 2010, by and among The Boeing Company, Vortex Merger Sub, Inc. and Thomas E. Murdock (and certain affiliates) (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Argon ST, Inc. with the Securities and Exchange Commission on July 8, 2010)
(d)(5)	Confidentiality Agreement, dated as of March 5, 2010, between Argon ST, Inc. and The Boeing Company

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vortex Merger Sub, Inc.

By:	/s/ John M. Meersman
Name:     John M. Meersman

Title:	President

Dated: July 8, 2010

The Boeing Company

By:	/s/ Michael F. Lohr
Name:     Michael F. Lohr

Title:	Vice President, Corporate Secretary and
Assistant General Counsel

Exhibit Index

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated July 8, 2010
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on July 8, 2010
(a)(1)(G)	Press Release, dated June 30, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Vortex Merger Sub, Inc. with the Securities and Exchange Commission on June 30, 2010)
(a)(1)(H)	Press Release issued by Argon ST, Inc. on June 30, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Argon ST, Inc. with the Securities and Exchange Commission on June 30, 2010)
(a)(1)(I)	Presentation to Argon employees (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Argon ST, Inc. with the Securities and Exchange Commission on June 30, 2010)
(a)(1)(J)	Press Release, dated July 8, 2010, announcing the commencement of the Offer
(a)(1)(K)	Complaint filed in the United States District Court for the Eastern District of Virginia, captioned Sullivan v. Argon ST, Inc., et al. (incorporated by reference to Exhibit (a)(15) to the Schedule 14D-9 filed by Argon ST, Inc. with the Securities and Exchange Commission on July 8, 2010)
(d)(1)	Agreement and Plan of Merger, dated as of June 30, 2010, among The Boeing Company, Vortex Merger Sub, Inc. and Argon ST, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Argon ST, Inc. with the Securities and Exchange Commission on June 30, 2010)
(d)(2)	Tender and Voting Agreement, dated as of June 30, 2010, by and among The Boeing Company, Vortex Merger Sub, Inc. and Terry L. Collins (and certain affiliates) (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Argon ST, Inc. with the Securities and Exchange Commission on June 30, 2010)
(d)(3)	Tender and Voting Agreement, dated as of June 30, 2010, by and among The Boeing Company, Vortex Merger Sub, Inc. and Victor F. Sellier (and certain affiliates) (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Argon ST, Inc. with the Securities and Exchange Commission on July 8, 2010)
(d)(4)	Tender and Voting Agreement, dated as of June 30, 2010, by and among The Boeing Company, Vortex Merger Sub, Inc. and Thomas E. Murdock (and certain affiliates) (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Argon ST, Inc. with the Securities and Exchange Commission on July 8, 2010)
(d)(5)	Confidentiality Agreement, dated as of March 5, 2010, between Argon ST, Inc. and The Boeing Company